SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 OF the Securities Exchange Act of 1934

                          For the month of October 2003

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X  Form 40-F
                                     ---           ---

                       (Indicate by check mark whether the
                    registrant by furnishing the information
                     contained in this form is also thereby
                  furnishing the information to the Commission
                 pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.)

                                Yes         No  X
                                   ---         ---

                         Quarterly Information
                         September 30, 2003
                         (A translation of the original report in Portuguese containing Quarterly Information prepared in accordance with the accounting practices originating in Brazil's Corporation Law)

                         Tele Nordeste Celular Participacoes S.A.

Tele Nordeste Celular Participacoes S.A.



Quarterly Information

September 30, 2003





Contents


Special Review Report of Independent Auditors                    2

Balance Sheets                                                   3

Statements of Income                                             4

Notes to Quarterly Information                               5-24

Special Review Report of Independent Auditors

The Board of Directors and Shareholders
Tele Nordeste Celular Participacoes S.A.
Recife, PE

We have conducted a special review of the Quarterly Information (ITR) of Tele Nordeste Celular Participacoes S. A. for the quarter ended September 30, 2003, which comprised the Company's balance sheet, statement of income, the performance report and relevant information, prepared in accordance with the accounting practices adopted in Brazil.

Our review was conducted in accordance with specific norms established by the IBRACON - Institute of Independent Auditors of Brazil, in conjunction with the Federal Board of Accountancy, mainly comprising: (a) interviews and discussions with the administrators responsible for the Company's Accounting, Financial and Operational areas, in respect to the key criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events that have or may have relevant effects on the Company's financial situation and operations.

Based on our special review, we are not aware of any relevant change that should be made to the above mentioned quarterly information, in order for it to be in conformity with the accounting practices adopted in Brazil and norms established by the Comissao de Valores Mobiliarios - CVM (Brazil's equivalent of the Securities and Exchange Commission of the United States), specifically concerning the disclosure of quarterly information.



                          Recife, PE, October 14, 2003

                          [OBJECT OMITTED]ERNST & YOUNG
                           Auditores Independentes S/S
                         CRC - 2SP 015.199/O-6 - S - PE



                               Paulo Sergio Dortas
                     Accountant CRC - 1BA - 015.250/O-8-S-PE

Balance sheets

September 30, 2003

(In thousands of reais)


                                   Company             Consolidated
                              ------------------    ------------------

Assets                        09.30.03  06.30.03    09.30.03  06.30.03
                              -------- ---------    --------  --------

Current assets
  Cash and cash equivalents        45       677      512,896   466,184
  Trade accounts receivable         -         -      182,443   183,612
  Inventories                       -         -        9,364     6,022
  Recoverable taxes             4,516     4,754       62,451    58,301
  Deferred income and social
  contibution taxes               710       493       52,012    50,823
  Dividends and interest on
  shareholders' equity              -         -            -         -
  Prepaid expenses                  -        52        8,615    15,852
  Other assets                    739       804        5,037     9,247
                              -------    ------      -------   -------

                                6,010     6,780      832,818   790,041
                              -------    ------      -------   -------

Noncurrent assets

   Deferred income and social   6,446     9,148      102,973   111,969
   contribution taxes
   Loan to subsidiaries         5,135     5,287            -         -
   Other assets                    41        39       15,848    12,316
                              -------    ------      -------   -------

                               11,622    14,474      118,821   124,285
                              -------    ------      -------   -------


Permanent assets

   Investments                816,695   791,748        7,213     8,407
   Property, plant and
   equipment                    2,778     3,113      550,122   509,584
                              -------    ------      -------   -------

                              819,473   794,861      557,335   517,991
                              -------   -------      -------   -------




   Total assets               837,105   816,115    1,508,974 1,432,317
                              =======   =======    ========= =========


                                   Company             Consolidated
                              ------------------    ------------------

Liabilities and shareholders'
equity                        09.30.03  06.30.03    09.30.03  06.30.03
                              -------- ---------    --------  --------
    Current liabilities
     Trade accounts payable     1,533     1,424       76,403    57,816
     Loans                          -         -       39,586  3  9,617
     Debentures                     -         -      223,805   211,526
     Taxes payable                 35       344       76,291    67,505
     Salaries and vacations
     payayable                  4,098     3,033        8,695     6,805
     Due to related parties    20,606    28,643            -         -
     Dividends and interest
     on shareholders' equity    3,161     5,297        7,346     9,767
     Other liabilities          4,244     3,814       27,224    24,011
                              -------   -------      -------   -------

                               33,677    42,555      459,350   417,047
                              -------   -------      -------   -------

    Noncurrent liabilities

     Loans                          -         -       39,390    57,790
     Use license                    -         -       21,203         -
     Provision for contingencies   48        89        9,505    15,070
                              -------   -------      -------   -------

                                   48        89       70,098    72,860
                              -------   -------      -------   -------

    Minority interests
                                    -         -      176,146   168,939
                              -------   -------      -------   -------

    Shareholders' equity

     Paid in capital          313,623   313,623      313,623   313,623
     Capital reserve          144,352   144,352      144,352   144,352
     Profit reserves          122,196   122,196      122,196   122,196
     Retained earnings        223,209   193,300      223,209   193,300
                              -------   -------      -------   -------

                              803,380   773,471      803,380   773,471
                              -------   -------      -------   -------

      Total liabilities
      and shaholders' equity  837,105   816,115    1,508,974 1,432,317
                              =======   =======    ========= =========


See accompanying notes.

Statements of income

For the period of nine months ended September 30, 2003

(In thousands of reais)



                                                                  Company                  Consolidated
                                                         ---------------------------  -----------------------

                                                          09.30.03       09.30.02     09.30.03     09.30.02
                                                         ------------  -------------  ----------   ----------


Gross revenue from services and sales
    Telecommunication services and sale of goods                   -              -     968,759      869,489

Deductions                                                         -              -    (232,414)    (199,242)
                                                         ------------  -------------  ----------   ----------

Net revenue                                                        -              -     736,345      670,247

Cost of goods sold and services rendered                           -              -    (368,207)    (285,092)
                                                         ------------  -------------  ----------   ----------

Gross profit                                                       -              -     368,138      385,155

Operating revenues (expenses):
    Selling expenses                                               -              -    (160,851)    (136,387)
    General and administrative expenses                       (7,427)        (7,092)    (74,819)     (71,574)
    Financial expenses                                        (4,991)        (4,690)   (102,335)     (58,881)
    Financial income                                          10,571            364     134,804       41,412
    Equity pickup from subsidiaries                           92,588         79,316      (2,967)      (4,617)
    Other operating income                                       932          2,326      19,626       16,327
    Other operating expenses                                    (528)          (137)    (27,594)     (42,814)
                                                         ------------  -------------  ----------   ----------

Operating income                                              91,145         70,087     154,002      128,621
                                                         ------------  -------------  ----------   ----------

    Nonoperating income                                        2,189            472       2,538        1,939
    Nonoperating expenses                                        (12)        (1,487)       (380)      (3,329)
                                                         ------------  -------------  ----------   ----------

Income before taxes on income and reversal of                 93,322         69,072     156,160      127,231
                                                         ------------  -------------  ----------   ----------
  interest on own capital

    Income and social contribution taxes                         (87)         3,483     (37,445)     (31,337)
    Reversal of interest on own capital                                                   2,859            -
                                                         ------------  -------------  ----------   ----------

Income before minority interests                              93,235         72,555     121,574       95,894
                                                         ------------  -------------  ----------   ----------

Minority interests                                                 -              -     (28,338)     (23,338)
                                                         ------------  -------------  ----------   ----------

Net income for the period                                     93,235         72,555      93,236       72,556
                                                         ============  =============  ==========   ==========

Net income per thousand shares - R$                             0.26           0.21
                                                         ============  =============

Number of shares at period ended (thousands)             357,827,736    345,739,620
                                                         ============  =============


                            See accompanying notes.

Tele Nordeste Celular Participacoes S.A.


Notes to the Quarterly Information for the quarter ended September 30, 2003 (In thousands of reais, unless otherwise stated)


1    Operations

     Tele Nordeste Celular Participacoes S.A. was formed on May 22, 1998, through spin-off of certain assets and liabilities of TELEBRAS, based on the balance sheet as of February 28, 1998, in connection with the privatization process of the telecommunications sector in Brazil.

     Tele Nordeste Celular Participacoes S.A. is a publicly traded corporation controlled by Bitel Participacoes S.A., which holds 52.69% of voting capital and 22.61% of total capital.

     The concession for rendering Band "A" cellular telephone services to the operating subsidiaries that cover the States of Alagoas, Ceara, Piaui, Rio Grande do Norte, Paraiba and Pernambuco, were granted by the Federal Government on November 4, 1997 and may be renewed for successive periods of 15 years.

     The business activities of operating subsidiaries, including the services they may provide and the maximum tariff rates to be charged are regulated by the National Telecommunications Agency (Agencia Nacional de Telecomunicacoes - ANATEL), the regulatory agency for Brazil's telecommunications industry, in compliance with Law No. 9,472 of July 16, 1997 and the respective regulations.

     TIMNET.COM S.A. was formed on June 13, 2000, in which Tele Nordeste Celular Participacoes S.A. holds a 20% shares interest. The business purpose of this company is to provide Internet access to end users, as well as related services, hosting of Internet services, web design, the rendering of information and data processing services, and technical consulting and assistance regarding information technology and telecommunications.

2    Corporate Reorganization - The Millennium Project

     At the time the controlling shareholder of Tele Nordeste Celular Participacoes S.A. acquired its common shares participation, resulting from the privatization process, it paid an amount in addition to the accounting value of the common shares, thus characterizing a premium. In the first quarter of 2000, Tele Nordeste Celular Participacoes S.A. and its controlling shareholder started a corporate reorganization for the transfer of this premium to its operating subsidiaries in order to benefit of the tax deductibility resulting from the premium amortization.

     As the first phase of the corporate restructuring, the premium was transferred to Tele Nordeste Celular Participacoes S.A. by means of a two-step process, involving the formation by the controlling shareholder of a new subsidiary to which the premium was transferred and later on the merger by absorption of this new subsidiary into Tele Nordeste Celular Participacoes S.A. on April 3, 2000. These two steps were completed on April 28, 2000, at which date they were approved by the Extraordinary Shareholders General Meeting.

     In the second phase, Tele Nordeste Celular Participacoes S.A. performed a spin-off, by which the operating subsidiaries incorporated the respective participation in the premium. This second phase was approved by the Board of Directors of Tele Nordeste Celular Participacoes S.A. on May 30, 2000 and by the Extraordinary Shareholders General Meeting of each subsidiary on June 30, 2000.

     The accounting records kept for corporate and tax purposes resulting from the corporate restructuring process described above present specific accounts related to premium, provision, respective amortization and reversal of the recorded provision and tax credit, the balances of which are as follows:

                                                      Consolidated
                                            ---------------------------------

                                                  09.30.03          06.30.03
                                            ---------------   ---------------
    Premium incorporated for investment
      acquisition, net of accumulated              357,960           376,471
      amortization
    Provision for integrity of net equity,
      net of reversals                            (236,254)         (248,469)

                                            ---------------   ---------------
        Tax benefits                              121,706           128,002
                                            ===============   ===============


The premium was recorded under the financial precept of expected future profitability and is being amortized over a 10-year period, as per the appraisal report prepared by a specialized firm. In view of the Company's projected operating results, the amortization of the first two years was at the annual rate of 4%, whereas the remaining balance is being amortized on a straight-line basis over the remaining 8 years, in consonance with the appraisal report. During the current year, there were no changes in the Company's management expectation in relation to the amortization period established.

The provision for integrity of net equity represents approximately 66% of premium net of amortization. The purpose of this provision is to preserve the flow of income distribution to shareholders, allowing premium amortization to become neutral in relation to the flow of dividends to be paid in the future.

In order to provide a better presentation of the financial statements, the net amount of premium less the provision of R$121,706 that, in essence, represents the tax credit balance, was classified in the balance sheet under current assets (R$ 25,180) and noncurrent assets (R$ 96,526) as deferred income and social contribution tax credits. Amortization of premium and the reversal of the provision are recorded, respectively, as other operating expenses and income.

3        Presentation of the quarterly information

The consolidated quarterly information was prepared in accordance with the accounting practices originating in Brazil's Corporation Law and the complementary rules of the Brazilian Securities and Exchange Commission - CVM (Brazilian regulatory authority for listed companies).

Some September 30, 2002 accounts of the statement of income were reclassified for purposes of adequacy and consistency with the current year.

4    Consolidated Financial Statements

     The consolidated financial statements include Tele Nordeste Celular Participacoes S.A. and the following subsidiary companies:

                                             % de Participation
                                           -------------------------
                                                   09.30.03
                                           ------------------------
     Telasa Celular S.A.                           79.4994
     Teleceara Celular S.A.                        80.4261
     Telepisa Celular S.A.                         80.0090
     Telern Celular S.A.                           76.9429
     Telpa Celular S.A.                            72.6896
     Telpe Celular S.A.                            79.8329


     The consolidation process includes the following principal procedures:

     a. Elimination of intercompany asset and liability balances;

     b. Elimination of participation in subsidiaries' capital, reserves and retained earnings;

     c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

     d. Identification of minority interests in the consolidated financial statements.


5    Summary of Principal Accounting Practices (parent company and subsidiaries)

     Complying with the accrual basis of accounting, the Company and its subsidiaries adopt the following accounting practices:

     a. Cash and cash equivalents

     Consists of bank account balances and short-term investments. The latter are stated at cost plus earnings to the balance sheet date.

     b. Trade accounts receivable

     Accounts receivable from telecommunication service subscribers are stated at the tariff rate in effect on the date the service is rendered. They also include amounts receivable from services rendered but not billed up to the balance sheet date as well as receivables arising from the sale of cellular telephones.

     c. Allowance for doubtful accounts

     It is set up at an amount considered adequate to cover any adventitious losses arising on collection of accounts receivable, taking into consideration the risks involved.

     d. Inventories

     Comprising mainly cellular telephones for resale, are valued at average cost, net of a provision for adjustment to market value, when applicable.

     e. Investments

     Investments in subsidiaries and affiliates are valued at the equity method, and their accounting practices are in line with those of the parent company.

     f. Property, plant and equipment

     Property, plant and equipment are recorded at acquisition or construction cost, less accumulated depreciation. Expenditures incurred with repair and maintenance costs are capitalized when representing improvements (increase of installed capacity or extended estimated useful life), otherwise they are charged to operating results, observing the accrual basis. Interest on loans financing construction in progress is capitalized and depreciated over the estimated useful life of the asset item. The recovery of property, plant and equipment through operations is reviewed annually.

     Depreciation is calculated by the straight-line method at rates that take the estimated useful life of the assets into consideration, as shown in
     Note 10.

     g. Income and social contribution taxes

     Income and social contribution taxes are calculated at the rate in effect at the date of preparation of the financial statements, according to the accrual basis.

     Deferred income and social contribution taxes are recorded in current and noncurrent assets, according to their expected realization date, and are reviewed annually.

     The tax credit resulting from merger of the spun off assets of Tele Nordeste Celular Participacoes S.A. into its subsidiaries is being realized over a 10-year period.

     h. Loans and financing

     Loans and financing include interest accrued to the balance sheet date. As mentioned in Note 11, the subsidiaries have hedge contracts that effectively convert liabilities denominated in U.S. dollars into obligations denominated in reais, in order to protect themselves against an unexpected devaluation of the real in relation to the U.S. dollar. Hedge operation gains and losses are shown in the statement of operations on the accrual basis, at contracted rates.

     i. Vacations accrual

     Vacations and related charges are accrued in proportion to the vacation acquisition period.

     j. Provision for contingencies

     It is set up based on management's expectations, supported by the legal advisors' opinion, at amounts judged sufficient to cover probable losses and risks.

     k. Recognition of operating income

     Income derived from services rendered and from the sale of cellular telephones is recorded according to the date the services are rendered or the sale made. The telecommunication cellular services comprise the subscription, use of network and other services rendered to subscribers and other telecommunication operators. Services rendered in the period between the billing dates up to the end of each month are estimated and recognized as income in the month the service is rendered.

     Prepaid telecommunication services are recognized on the accrual basis in the period they are used based on the effective use recorded in each period.

     l. Employees' profit sharing

     The Company accrued the employees' participation in profit based on operating goals and the amounts are subjected to the approval of the Shareholders' General Meeting.

     m. Financial instruments

     The Company estimates, based on the relevant market information available or other evaluation techniques, the fair value of the financial instruments, including the hedge instruments, at the balance sheet date.

     n. Use of estimates

     The preparation of the Company's and consolidated quarterly information requires management to make estimates and establish assumptions that may affect the amounts disclosed in the financial statements and corresponding notes. The actual results may differ from these estimates.

     o. Income per 1,000-share lot

     Income per 1,000-share lot is calculated based on the number of outstanding shares at the balance sheet date.

6    Transactions with Related Parties

     The main transactions between related parties are represented by network use services and loans, and were carried out under normal market conditions.


                           Telasa      Telpe       Telpa    Telern   Teleceara   Telepisa  Balances    Balances
                           Celular    Celular     Celular  Celular    Celular     Celular    in          in
                             S.A.        S.A.        S.A.     S.A.      S.A.        S.A.   09.30.03    06.30.03
                           -------    -------     -------   -------    -------     ------- --------    --------


ASSETS
Noncurrent                 536          1,918       524       529       1,284        344       5,135       5,287
  Other rights             536          1,918       524       529       1,284        344       5,135       5,287

Dividends and interest
  shareholders' equity       -              -         -         -           -          -           -           -

LIABILITIES
Current                      -              -         -         -      20,606          -      20,606      28,643
   Other obligations         -              -         -         -           -          -           -           -
   Loans                     -              -         -         -      20,606          -      20,606      28,643

EXPENSES                     -          4,202         -         -         321          -       4,523       3,046
  Financial expenses         -          4,202         -         -         321          -       4,523       3,046

INCOME                      74            108        18        66      10,248         43      10,557         565
  Financial income           -              -         -         -           -          -           -           -
  Interest on shareholders'
  equity                    74            108        18        66      10,248         43      10,557         565




     The Company signed a management agreement with its collaborating shareholder Telecom Italia Mobile SpA, encompassing consulting services for the business development. This contract was duly approved by the Extraordinary Shareholders Meeting of November 29, 2000 and establishes, mainly, a quarterly remuneration of 1% of the consolidated net operating income. During the period ended September 30, 2003, the expenses related to this agreement totaled R$ 7,524, shown as administrative expenses in consolidated.

     Since October 2001, the Company's subsidiary operators are offering their customers Internet services through the investee TimNet.com.

     Assets and liabilities related to the use of the network refer to consideration for the provision of interconnection services.

     Loans relate to intercompany loan agreements bearing charges equivalent to 104% of the monthly variation of the Interbank Certificate Deposits (CDI) rate.

     Rights and obligations relate mainly to the sale of cellular telephones between related companies.


7    Trade Accounts Receivable



                                              Consolidated
                                     --------------------------------

                                        09.30.03         06.30.03
                                     ---------------  ---------------

Services billed                             110,424          112,489
Unbilled services                            31,296           28,766
Network use                                  33,021           37,881
Sale of goods                                44,164           39,037
                                     ---------------  ---------------

                                            218,905          218,173

Allowance for doubtful accounts             (36,462)         (34,561)
                                     ---------------  ---------------

                                            182,443          183,612
                                     ===============  ===============


Falling due                                 105,921          103,067
Matured for up to 60 days                    61,920           58,990
Matured for over 61 days                     51,064           56,116
                                     ---------------  ---------------

                                            218,905          218,173
                                     ===============  ===============


8    Deferred income and social contribution taxes

     The Company and its subsidiaries, based on the expectation of future taxable income generation, recognizes tax credits on tax losses for the prior years, which do not have expiration term and whose offsetting is limited to 30% of the annual taxable income.

Deferred income and social contribution tax credits are composed as follows:

                                                         Controladora                      Consolidado
                                               ---------------------------------  ---------------------------

                                                  30.09.03          30.06.03       30.09.03       30.06.03
                                               ----------------  ---------------  ------------  -------------

Credit from the merger (Note 2 and 5g)                       -                -       121,706        128,002
Provision for contingencies                                 16               30         3,197          3,180
Allowance for doubtful accounts                              -                -        12,397         11,751
Employees' profit sharing                                  403              268           848            585
Tax losses                                               4,740            6,678         6,194          8,233
Loan for use depreciation - complement                       -                -         8,285          7,865
Social contribution tax negative basis                   1,706            2,469         1,788          2,604
Other provisions                                           291              196           570            572
                                               ----------------  ---------------  ------------  -------------

                                                         7,156            9,641       154,985        162,792

Short-term                                                (710)            (493)      (52,012)       (50,823)
                                               ----------------  ---------------  ------------  -------------

Long-term                                                6,446            9,148       102,973        111,969
                                               ================  ===============  ============  =============


     According to the projections prepared by the Company's management, the long-term deferred income and social contribution taxes existing at September 30, 2003 will be realized over the following years:

                                      09.30.2003
                        ----------------------------------------
                             Company            Consolidated
                        ------------------    ------------------

2004                                3,064                 6,295
2005                                3,064                25,180
2006                                  318                25,180
2007                                    -                25,180
2008                                    -                21,138
                        ------------------    ------------------

                                    6,446               102,973
                        ==================    ==================

The reconciliation of income and social contribution tax expense calculated by the application of the combined tax rates and the amounts charged against the operating results for the period in 2003 and 2002 is shown below:

                                                                  Company                 Consolidated
                                                         -------------------------- -------------------------

                                                            09.30.03      09.30.02     09.30.03     09.30.02
                                                         ------------  ------------ ------------ ------------
Income before taxes on income                                 93,325        69,072     156,160      127,231

Combined tax rate                                                34%           34%          34%          34%

                                                         ------------  ------------ ------------ ------------
Income and social contribution taxes due                      31,730        23,484       53,094       43,259

Additions (deductions):
   Provision for shareholders' equity integrity                    -             -      (12,464)     (12,464)
   Equity pickup                                             (31,480)      (26,967)       1,009        1,570
   Dividends reversion                                          (181)            -         (567)           -
   Goodwill reversion                                              -             -       (1,159)           -
   Other                                                          18             -       (2,468)      (1,027)
                                                         ------------  ------------ ------------ ------------
                                                             (31,643)      (26,967)     (15,649)     (11,921)

Income and social contribution taxes charged
    (credited) to operating results for the period                87        (3,483)      37,445       31,338
                                                         ============  ============ ============ ============

Actual tax rate                                                 0.1%         -5.0%        24.0%        24.6%
                                                         ============  ============ ============ ============


9    Investiments (Company)

Participation in subsidiaries at September 30, 2003


                                      Telasa       Telpe     Telpa    Telern   Teleceara  Telepisa    Timnet.
                                     Celular     Celular   Celular   Celular     Celular   Celular     Com
                                        S.A.        S.A.      S.A.      S.A.      S.A.      S.A.       S.A.      Balance
                                   -----------  ---------- --------- ---------  --------- ---------  ---------  ---------

Capital                               58,208     137,393    45,151    47,200     153,787    40,987      78,000

Quantity of shares hold (000)
Common                             2,783,950   3,694,402   435,644   342,148     673,533   821,853  15,600,000
Preferred                          2,627,846   3,204,665   600,369   558,615   1,088,901 1,133,025           -

Participation (%)                   79.4994%    79.8329%  72.6896%  76.9429%    80.4261%  80.0090%    20.0000%

Shareholders' equity without the premium
special reserve as of 09.30.03        92,150     243,258    80,039    79,699     285,522    60,396      36,059
                                 ===========  ========== ========= =========  ========== =========  ==========

Income (loss) for the period          17,056      25,822    13,800    10,640      44,449     9,267     (14,836)
                                 ===========  ========== ========= =========  ========== =========  ==========

Equity pickup                         13,559      20,615    10,031     8,187      35,749     7,414      (2,967)    92,588
                                 ===========  ========== ========= =========  ========== =========  ========== ==========

Investment                            73,259     194,200    58,180    61,323     229,634    48,322       7,212    672,130
Premium special reserve               14,385      66,271    13,147    13,278      29,789     7,695           -    144,565
                                 -----------  ---------- --------- ---------   --------- ---------   ---------  ---------
Investiment at 09.30.03               87,644     260,471    71,327    74,601     259,423    56,017       7,212    816,695
                                 ===========  ========== ========= =========  ========== =========  ========== ==========

9    Investiments (Company)(continued)

Participation in subsidiaries at June 30, 2003


                                      Telasa       Telpe     Telpa    Telern   Teleceara  Telepisa     Timnet.
                                     Celular     Celular   Celular   Celular     Celular   Celular      Com
                                        S.A.        S.A.      S.A.      S.A.        S.A.      S.A.      S.A.      Balance
                                   ----------- ----------- ---------- -------- --------------------- ----------- ----------

Capital                               58,208     137,393    45,151    47,200     153,787    40,987      78,000

Quantity of shares hold (000)
Common                             2,783,950   3,694,402   435,644   342,148     673,533   821,853  15,600,000
Preferred                          2,627,846   3,204,665   600,369   558,615   1,088,901 1,133,025           -

Participation (%)                   79.4994%    79.8329%  72.6896%  76.9429%    80.4261%  80.0090%    20.0000%

Shareholders' equity without the
 premium special reserve as of
 06.30.03                            87,123     235,211    74,030    76,624     277,453    57,273      42,038
                                  =========== ========== ========= ========== ========== ========== ===========

Income (loss) for the period          12,028      17,775     7,792     7,565      36,380     6,144      (8,856)
                                  =========== ========== ========= ========== ========== ========== ===========

Equity pickup                          9,562      14,191     5,664     5,821      29,259     4,916      (1,771)    67,642
                                  =========== ========== ========= ========== ========== ========== =========== ==========

Investment                            69,262     187,776    53,812    58,957     223,145    45,824       8,407    647,183
Premium special reserve               14,385      66,271    13,147    13,278      29,789     7,695           -    144,565

                                  ----------- ---------- --------- ---------- ---------- ---------- ----------- ----------
Investiment at 06.30.03               83,647     254,047    66,959    72,235     252,934    53,519       8,407    791,748
                                  =========== ========== ========= ========== ========== ========== =========== ==========

10   Property, Plant and Equipment


                                                             Company                      Consolidated
                                                     ------------------- ------------------------------------------------

                                            Average  09.30.03  06.30.03                  09.30.03                06.30.03
                                             annual  -------- ---------- ------------------------------------ -----------
                                       depreciation  Net      Net                    Accumulate     Net       Net
                                           rate - %  balance  balance       Cost     depreciation   balance   balance
                                     --------------- -------- ---------- ----------- -------------- --------- -----------

Assets and installations in service

    Switching equipment                       14.29         -         -     165,435        (94,962)    70,473     75,129
    Transmission equipment                    14.29         -         -     698,799       (477,949)   220,850    245,135
    Terminal equipment                    12.5 a 50         6         6      69,238        (54,082)    15,156     15,559
    Infrastructure                           4 a 20       215       262      69,899        (25,073)    44,826     46,097
    Assets for general use                  10 a 20     1,342     1,499      58,353        (33,260)    25,093     27,780
    Software                                     20     1,141     1,280     168,324        (70,230)    98,094     82,921
                                                     -------- ---------- ----------- -------------- ---------- ----------

                                                        2,704     3,047   1,230,048       (755,556)   474,492    492,621

Land                                                        -         -       1,317              -      1,317      1,318

Assets and installations in progress                       74        66      74,313              -     74,313     15,645
                                                     -------- ---------- ----------- -------------- ---------- ----------

                                                        2,778     3,113   1,305,678       (755,556)   550,122    509,584
                                                     ======== ========== =========== ============== ========== ==========


     a) Work in progress


     Work in progress is composed of TDMA (Time Division Multiple Access) and GSM (Global System for Mobile Communications) technology-based equipment in implementation and/or installation stage in subsidiaries Telpe Celular S.A. and Teleceara Celular S.A.

     b) Lease

     The Company's subsidiaries lease equipment used in its sites under operational contracts maturing on different dates, which can be canceled without need of indemnity. The lease expenses under these contracts were R$ 9,385 and R$ 8,411, for the period ended September 30, 2003 and 2002, respectively.

     c) Property, plant and equipment recoverability

     The Company's subsidiaries (Telpe Celular S.A. and Teleceara Celular S.A.) began implementing the GSM technology on its service network in the second half of 2003, as a complement to its current TDMA technology. Considering that both technologies should be kept in operation by the subsidiaries up to September 30, 2003, no adjustment to property, plant and equipment was deemed necessary as a result of the GSM technology implementation.

     d) Use license

     In July 2003, the Company's subsidiaries (Telepisa Celular S.A., Teleceara Celular S.A., Telern Celular S.A., Telpa Celular S.A., Telpe Celular S.A. and Telasa Celular S.A.) were granted a License of Use of Radio Frequency Blocks in connection with "Plano Geral de Outorgas - PGO", related to the authorization for providing Personal Mobile Communications Service - PCS ("Servico Movel Pessoal - SMC").

     The referred authorization is valid for the remaining period of the License for providing Personal Mobile Communications Service, which is the amortization period of the mentioned asset.

     The amount owed for the grant will be adjusted based on the IGP-DI (General Price Index - Internal Availability) issued by the Getulio Vargas Foundation (FGV), as from the grant date until the effective payment date, in case the payment occurs within 12 months from the date of the Grant Agreement, plus 1% monthly interest. The due balance is recorded under "Use License" in noncurrent liabilities.

11   Loans and financing


                                                                       Consolidated
                                                                --------------------------

                                                                   09.30.03      06.30.03
                                                                ------------  ------------

Foreign currency:





 Loan in the amount of US$ 50,000,000, bearing interest based on the Libor rate for 3 month deposits + 1.6250% p.a.,
 subject matter of a hedging operation for which the rate is
 100% of the CDI monthly variation to final maturity                 78,976        97,407

                                                                ------------  ------------

Short-term amortizable amount                                       (39,586)      (39,617)
                                                                ------------  ------------

Long-term amortizable amount                                         39,390        57,790
                                                                ============  ============

     The loan from the European Bank of Investment has financial covenants that are quarterly monitored. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company complies with these covenants.

     Loans are guaranteed by promissory notes in the amount of principal and interest due and by sureties of Tele Nordeste Celular Participacoes S.A.

     The long-term loan portion matures up to 2005, as shown below:

                                     Consolidated
                           --------------------------------
                             09.30.2003       06.30.2003
                           ---------------  ---------------
         2004                           -           19,242
         2005                      39,390           38,548
                           ---------------  ---------------
                                   39,390           57,790
                           ===============  ===============

     The Company entered into hedge operations aimed protecting itself from the possible risk of the Brazilian real being devalued against the U.S. dollar. The amount of the hedge contract outstanding at the balance sheet date is R$ 78,976 and the operation matures at the same date of the loan contract.

12   Debentures

     On October 2, 2000, Telpe Celular S.A. issued 20,000 simple debentures, nonconvertible into nominative, registered shares of subordinate type, with a unit value of R$ 10, totaling R$ 200,000 on the date of issue.

     This was performed in a single series with a maturity date of October 2, 2003, with the guarantee of Tele Nordeste Celular Participacoes S.A. The debentures of this issue will be redeemed at their face value, plus 103% of the CDI remuneration accumulated over the period between the issue date and effective payment date. Interest is paid semiannually.

     Debentures have financial covenants that are quarterly monitored. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company complies with the covenants.


13.  Provision for contingencies

     Provision for contingencies are composed as follows:


                      Company                 Consolidated
             ------------------------- --------------------------
              09.30.03     06.30.03     09.30.03      06.30.03
             ------------ ------------ ------------  ------------
Labor               48           89        1,092         1,607
Tax                  -            -        3,457         5,557
Civil                -            -        4,956         7,906
             ------------ ------------ ------------  ------------

                    48           89        9,505        15,070
             ============ ============ ============  ============

     Civil claims

     Provision for civil claims represents disputes regarding services billed to former customers.

     Tax claims

     Provision for tax claims is related to divergences in the interpretation of the tax legislation, for which management believes the possibility of loss to be probable.

     Labor claims

     Provision for labor claims was recorded based on management estimate of probable unfavorable outcomes of the claims filed by former employees.

14   Shareholders' Equity

     a) Capital

     The authorized capital is 700,000,000,000 shares, according to the Company's bylaws.

     At September 30 and June 30, 2003, subscribed and paid up capital was divided into 357.827.735.643 nominative shares, of which 135.324.667.924 are common and 222.503.067.719 are preferred, all without par value.

     Preferred shares have no voting rights, except in limited circumstances, but they are assured of priority in reimbursement of capital, without premium, and in the payment of minimum noncumulative dividends of 6% a year, on the amount resulting from the division of capital stock subscribed by the total number of Company shares.

     According to its bylaws, Tele Nordeste Celular Participacoes S.A. should distribute 25% of net income, adjusted in accordance with paragraphs II and II of Law No. 6,404/76, as dividends for each business year ending December
     31. This shall be distributed as minimum compulsory dividends to all shareholders, while complying with the determination of the following paragraph, and this value will be increased by the amount necessary to pay the priority dividends of preferred shares.

     The amount corresponding to the minimum compulsory dividends will be destined to pay priority dividends of preferred shares up to the limit of preference; payment to holders of common shares shall follow to the same limit as that for the preferred shares; the balance, should there be any, shall be distributed equally to all shares.

     It is assured to the holders of preferred shares, annually, the right of receiving dividend per share corresponding to 3% (three percent) of net equity per share as per the latest balance sheet approved, whenever the established dividend in accordance with this criterion is higher than the dividend calculated in accordance with the prior criteria, described in the preceding paragraph.

     b) Capital reserve - Special premium reserve

     This reserve was set up during the corporate reorganization process as stated in Note 2, against net assets incorporated and represents the amount of future tax benefits resulting from amortization of premium. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with the issuance of new shares. The respective capital increase will be subject to preference rights of the minority stockholders, in proportion to their shareholdings, by kind and class, at the time of issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission.

     The tax benefit recorded in 2000, from the incorporated premium, was R$ 204,068, of which R$ 25,180 were realized in 2002 and were used for capital increase, after the approval of the Shareholder's Meeting.


     c) Income reserves


     Statutory reserve

     This represents the remaining balance of net income after paying minimum compulsory dividends and the preferred shares priority dividends, limited to 80% (eighty percent) of the amount of capital, and has the objective of expanding the company's business.

     Reserve for dividends payable

     The Shareholders Meeting of April 4, 2002 approved the proposal made by management for the formation of a reserve for dividends payable in the amount of R$ 14,825, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand. The Shareholder's Meeting of March 14, 2003 approved the distribution of R$ 2,244, referring to the reserve for dividends payable.

     d) Retained earnings

     The remaining net income balance for the year ended December 31, 2002, adjusted according to Article 202 of Law No. 6,404/76, in the amount of R$ 84,484, composes the balance of the retained earnings account as of September, 30 2003, and was retained in order to allow for the retention of profits by subsidiaries for purposes of expanding their plants, as per the capital budget presented to and approved by the Shareholders Meeting of March 14, 2003.

15   Financial Instruments

     The carrying values of the financial instruments referring to the assets and liabilities of Tele Nordeste Celular and subsidiaries approximate, in September 30, 2003, their fair values and are properly presented in the specific notes about cash and cash equivalents, accounts receivable, transactions with related parties, debentures, loans and hedge operations. The effects of gains and losses are recognized in income as incurred.

     Criteria, assumptions and limitations considered in calculating fair values are described as follows:

     Cash and cash equivalents

     The fair values of balances held in current accounts in banks and short-term investments are identical to their carrying values.

     Intercompany loans receivable/payable

     The fair values are identical to their carrying values since there are no similar instruments.

     Recoverable deferred taxes

     The fair values of these instruments are the same as their carrying values since recoverable taxes correspond to short-term prepayments and deferred taxes are essentially the portion of taxes relative to temporary additions and tax losses.

     Loans and financing

     The fair values of loans and financing were calculated on the basis of their present value, determined by means of future cash flows, and by using interest rates applicable to instruments of a similar nature involving similar terms and risks; alternatively, they were based on market quotations for these securities.

     Derivatives

     It is the Company's policy to eliminate market risks by avoiding assuming positions exposed to variations in market values and by operating only with instruments, which allow control of risks. The majority of derivative contracts are for swaps, using fixed interest rates as a hedging instrument for its loans.

     The carrying balances of the financial instruments included in the balance sheets do not present significant differences from their fair values as of September 30, 2003.

     The fair values were estimated at a specific time, based on relevant market information available. Changes in the assumptions can significantly affect the presented estimates.


16   Insurance

     At September 30, 2003, Tele Nordeste Celular Participacoes S.A. and its subsidiaries had insurance cover against fire and sundry risks on their fixed asset items, for amounts considered sufficient to cover possible losses.

17   Pension Plan - TimPrev

     The Company is sponsoring a defined benefits pension plan to a group of employees from the former Telebras system, under the administration of the Fundacao Sistel de Seguridade Social - Sistel, as the result of the legal provisions established at the time of privatization of that company in July 1998.

     Considering that in 1999/2000, the sponsors of the plans administered by SISTEL had already negotiated conditions for the creation of individualized retirement plans for each sponsor, maintaining the joint and several aspect only for the participants already assisted under such condition at January 31, 2000, the Company, during the year 2002, as occurred with other companies originating from the former Telebras System, started the actions for the formatting of a Defined Contribution Plan, which would meet the most modern standards of social security practices in the private sector and that would permit a migration possibility to the employees linked to SISTEL.

     In this sense, on November 13, 2002, through Notification 1,917 CGAJ/SPC, the Secretary of Complementary Pension approved the new pension plan, from now on called Regulations of the Benefit Plan TIMPREV - NORDESTE (Regulamento do Plano de Beneficios TIMPREV - NORDESTE) in the Defined Contribution modality, providing new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

     It should be pointed out that the migration to the new plan is optional and that it could be exercised up to January 29, 2003 for purposes of total use of the bonus offered as incentives, which result from the exceeding amounts of the prior benefits plan.

     With the TIMPREV regulations in hand, actions through the Human Resources area were taken, including the use of internal facilitators, for the disclosure among the participants of the differences of the new plan in relation to the prior one. This methodology is decisive for the success of migration, which is occurring naturally, by which the participant in opting for the TIMPREV does it in an irreversible manner, thus extinguishing his/her rights linked to the PBS benefit plan (defined benefit) and to the PAMA.

     As an extension of the migration process commented above, it should be mentioned that, as it occurs, the risk of the sponsor in relation to eventual actuarial deficits decreases, due to the characteristics of the defined contribution plans.

     Up to this date, the migration performance represents approximately 90% of adherence.

     In the new modality, the normal contribution of the sponsor corresponds to 100% of the basic contribution of the participant, while the administration entity of the TIMPREV will assure, as per the terms and conditions of the approved regulations, the benefits listed below, not assuming the responsibility for granting any other benefit even if the official social security grants it to its beneficiaries:

          o    Regular retirement pension
          o    Anticipated retirement pension
          o    Invalid (disability) pension
          o    Deferred proportional benefit o Death pension

18   Subsequent events

     a) Tax incentive

     Telpe Celular S.A., a Company's subsidiary, under Incorporation Report ("Laudo Constitutivo") No. 0144/2003, of March 31, 2003, issued by the Northeast Development Agency - ADENE, became a beneficiary of a tax incentive whereby a reduction of 75% of the income tax is granted for a period of 10 years beginning in the year 2002. This tax incentive is calculated on the operating income ("Lucro da Exploracao") arising from the implementation of the Company's installed capacity for providing digital mobile communications services, inasmuch as the Company's activity falls within the definition of economy sectors considered a priority to the development of the region, in the areas covered by the now defunct Superintendency for the Development of the Northeast - SUDENE.

     On October 3, 2003, the Brazilian Internal Revenue Service ("SRF"), through its Executive Declaratory Act No. 90, recognized Telpe Celular S.A.'s right to exercise the mentioned tax benefit.

     b) Debentures

     Subsidiary Telpe Celular S.A. settled its debentures on October 2, 2003 in the total amount of R$ 224,134 thousand, represented by R$ 200,000 of principal, and R$ 24,134 of interest.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date:    October 29, 2003

                                    By: /s/ WALMIR URBANO KESSELI
                                        -----------------------------------
                                    Name:  Walmir  Urbano Kesseli
                                    Title: Chief Financial Officer